Exhibit 11.1
STREAMLINE HEALTH SOLUTIONS, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Fiscal Year
	2009	2008
Net earnings (loss)	$1,288,108	$(1,374,970)

Average shares outstanding	9,381,285	9,286,261
Stock options and restricted stock	149,606	—
Warrants assumed converted	—	—
Assumed treasury stock buyback	—	—
Convertible redeemable preferred stock assumed converted	—	—

Number of shares used in per common share computation	9,530,891	9,286,261

Basic net earnings (loss) per share of common Stock	$.14	$(.15)

Diluted net earnings (loss) per share of common stock	$.14	$(.15)

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